SEWARD & KISSEL LLP

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July 6, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Raminpour
Re: Dryships Inc.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed March 10, 2015
Form 6-K filed on May 12, 2015
File No. 001-33922
Dear Ms. Raminpour:

On behalf of Dryships Inc. (the "Company"), we hereby submit the Company's responses to your letter dated June 26, 2015. The Company filed its annual report for the period ended December 31, 2014 (the "Form 20-F") with the U.S. Securities and Exchange Commission (the "Commission") on March 10, 2015 and submitted a Form 6-K attaching a press release announcing the Company's financial and operating results for the first quarter of 2015 (the "Form 6-K") on May 12, 2015. By letter dated June 3, 2015, the Staff of the Commission (the "Staff") provided comments to the Company's Form 20-F and Form 6-K. The Company responded to the Staff's comments via response letter dated June 11, 2015. The Company's responses to each of the Staff's comments dated June 26, 2015 are set forth below.

Form 20-F for the year ended December 31, 2014 and
Form 6-K filed on May 12, 2015

1. **We note from your response to prior comment 1 that utilizing the 10-year historical average charter rate for similar vessels is widely used in the shipping industry and is most appropriate because it most likely encompasses the charter rate cycles. Pursuant to ASC 360-10-35-30 and SAB Topic 5CC, estimates of future cash flows used to test the recoverability of a long-lived asset group shall incorporate the entity's own assumptions about its use of the group of assets and shall consider all available evidence. Based on the facts and circumstances noted in the adverse factors cited in prior comment 1 and the sustained and significant decline of drybulk revenues in each reporting period since 2008, it appears a significant amount of available evidence suggests that the use of the 10-year**

historical rates may not be appropriate. Please provide us with further detail, such as relevant industry reports and company specific historical trends, to support your assumption of the recovery of the current spot rates to the 10-year average rate and the cyclical nature of the spot rates. Additionally, explain the degree to which you estimate the increase in the demolition of older vessels and decline in new builds, as noted on slide 10 of your Q1'15 earnings presentation, will favorably impact the spot market.

As the Company has described in its periodic reports, drybulk vessel charter rates are both cyclical and volatile. In such a context and as the Company has stated in its previous response, the Company believes that the 10-year historical average charter rate is most likely to encompass the charter rate cycles that the Company's fleet will experience over its remaining expected economic life. In fact, the actual historical charter rates achieved by the Company's drybulk fleet do not differ materially from the 10-year historical averages that the Company currently uses.

The graphs included in Appendix 1 illustrate the basis for the Company's estimations. These graphs are based on data obtained from Clarksons Research Services Limited which the Company considers to be one of the most reliable information services in the shipping industry.

The red and green lines in the graphs plot the spot earnings of Panamax and Capesize drybulk vessels, respectively, over the period 1998 to 2014. As is evident in both these graphs, drybulk spot earnings are extremely volatile and fluctuate wildly. The blue horizontal lines in the graphs represent the 10-year average rates of $23,787 per day for the Panamax vessels and $43,519 per day for the Capesize vessels.

As supplemental information, the Company notes that its drybulk fleet posted average time charter rates of $26,980 per day and $44,924 per day for Panamax and Capesize vessels, respectively, for the period 2005-2014. The difference between the Company's historical performance and the general market performance is mainly due to the fact that the Company had time chartered a majority of its fleet. Time charter rates were lower than spot market rates during the shipping boom of 2003-2008 (when spot market rates reached record levels) but were higher than spot market rates during the following downturn in spot market rates (2009-2014).

Insofar as the second part of the comment is concerned, the Company advises the Staff that it is not in a position to quantify the impact on spot market rates of the increase in demolition of older vessels and the decline in newbuilding orders. Notwithstanding, the Company believes there is a correlation between supply of vessels and level of earnings over time. Appendix 2, which again is based on data from Clarksons Research Services Limited, plots historical drybulk vessel supply growth percentages, on a year-on-year basis, against the growth in the Baltic Dry Index (BDI) which is a major indicator of drybulk earnings. What is clear on this graph is the inverse relationship between the two. That is, when supply growth declines in a given year (from many factors including increased demolition) the BDI tends to rise and vice versa. The Company is unable to forecast whether this relationship is causal because as the Company has described in its reports, there are a number of factors that impact volatile charter rates. Those factors include the supply of vessels. As the earnings presentation slide to which the Staff points shows, the decline in the supply of vessels is a mitigating factor, but not the only factor, in determining charter spot rates.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Andrei Sirabionian at (212) 574-1580 or Quentin Wiest at (212) 574-1639.

Very truly yours,

SEWARD & KISSEL LLP

By: /s/ Gary J. Wolfe
    Gary J. Wolfe, Esq.